Exhibit 4.45

Dated March 14, 2013

CEMEX, S.A.B. de C.V.

and

MERRILL LYNCH INTERNATIONAL

and

CITIGROUP GLOBAL MARKETS LIMITED

and

HSBC BANK PLC

and

BANCO SANTANDER, S.A.

DEALER MANAGER AGREEMENT

Table of Contents

Contents		Page

1	Interpretation	1

2	Definitions	1

3	Authorisation	2

4	Scope of Appointment	2

5	Appointment as Joint Dealer Managers	3

6	Compensation	4

7	Representations and Warranties	5

8	Undertakings by the Offeror	8

9	Conditions Precedent	10

10	Indemnification	11

11	Non-disclosure	12

12	Termination	12

13	Survival of Representations and Obligations	12

14	Communications	13

15	Successors	14

16	Assignment	14

17	Counterparts	14

18	Contracts (Rights of Third Parties) Act 1999	14

19	Governing Law and Jurisdiction	14

20	Miscellaneous	15

i

This Agreement is made on March 14, 2013 between:

(1)	CEMEX, S.A.B. de C.V. (the “Offeror”); and

(2)	MERRILL LYNCH INTERNATIONAL, CITIGROUP GLOBAL MARKETS LIMITED, HSBC BANK PLC and BANCO SANTANDER, S.A. (each, a “Joint Dealer Manager” and together, the “Joint Dealer Managers” which expression shall, for the purposes of this Agreement, include any affiliate of each Joint Dealer Manager).

The Offeror has, in the Tender Offer Memorandum dated March 14, 2013 (the “Tender Offer Memorandum”), invited holders (the “Noteholders”) to offer to sell, on the terms and conditions set out in the Tender Offer Memorandum certain of the outstanding 4.75 per cent. Notes due 2014 (the “Notes”) issued by CEMEX Finance Europe B.V., a subsidiary of the Offeror (the “Issuer”) (such invitation being referred to herein as the “Invitation”). The Offeror will purchase the Notes on the terms and subject to the conditions set out in the Tender Offer Memorandum.

1	Interpretation

In this Agreement, unless the contrary is stated, terms and expressions defined in the Tender Offer Memorandum shall have the same meanings in this Agreement. Any reference in this Agreement to a Clause, sub-clause or Schedule is, unless otherwise stated, to a clause or sub-clause hereof or schedule hereto.

2	Definitions

The terms which follow, when used in this Agreement, shall have the meanings indicated.

“Additional Materials” means the documentation which the Offeror has prepared or approved in connection with the Invitation, comprising:

(a)	the Tender Offer Memorandum and any amendments or supplements thereto;

(b)	any announcement relating to the Invitation (i) made by the issue of a press release to a Notifying News Service, (ii) made by the delivery of a notice to the Clearing Systems for communication to Direct Participants (including any Clearing System Notice), (iii) made by publication on the Regulatory News Service of the London Stock Exchange, (iv) made on the relevant Reuters Insider Screen, and/or (v) obtainable from the Tender Agent; and

(c)	such other announcements, press releases, notices, newspaper advertisements, information and/or written material as may be prepared or approved by the Offeror for distribution and/or use in connection with the Invitation;

but, for the avoidance of doubt, any reference to “Additional Materials” in Clause 7 is to each of (i) the Additional Materials (including the Tender Offer Memorandum) as at the date of this Agreement but not including any subsequent revision, supplement or amendment to, or subsequent incorporation of information in, such Additional Materials and (ii) if amended or supplemented at the relevant date, the Additional Materials (including the Tender Offer Memorandum) as so amended or supplemented at that date;

“affiliate” means, in respect of a specified person at any particular time, any other person who directly or indirectly (through one or more intermediaries) controls, is controlled by or is under common control with such specified person;

“control” means the possession, direct or indirect, of the power to direct or cause the direction of the management of policies of another person, whether by ownership of share capital, contract, the power to appoint or remove members of the governing body of such other person or otherwise;

“Loss” means any liability, damages, demand, cost, loss, claim or expense (including, without limitation, costs of investigation and defending the same, and legal fees, costs and expenses incurred and any value added tax thereon);

“person” means any individual, company, corporation, firm, partnership, joint venture, association, organisation, state or agency of a state or other entity, whether or not having separate legal personality;

“Purchase Price” means the purchase price as defined in the Tender Offer Memorandum;

“Related Party” means, in respect of any person, any affiliate of that person or any officer, director, employee or agent of, or person controlling, that person or any such affiliate;

“Sanctions” means any sanctions administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury (OFAC);

“Settlement Date” means the Tender Offer Settlement Date as defined in the Tender Offer Memorandum, subject to the Offeror’s right pursuant to the Tender Offer Memorandum to extend, reopen, amend and/or to terminate the Invitation;

“subsidiary” means in relation to a person, any other person:

(a)	which is under the control of the first named person;

(b)	more than half the issued share capital of which is beneficially owned, directly or indirectly, by the first named person; or

(c)	which is a subsidiary of another subsidiary of the first named person;

“Tender Agent” means Lucid Issuer Services Limited; and

“Tender Agent Engagement Letter” means the tender agent engagement letter between the Offeror and the Tender Agent dated March 14, 2013.

3	Authorisation

The Offeror confirms that it has prepared, approved and authorised the use of the Tender Offer Memorandum and any amendments or supplements thereto, and authorises the Joint Dealer Managers to use the Tender Offer Memorandum and any Additional Materials, in each case in connection with the Invitation. In addition, the Offeror confirms that it has authorised each of the Joint Dealer Managers to act on its behalf in connection with the Invitation in accordance with this Agreement.

4	Scope of Appointment

The Offeror acknowledges that the Joint Dealer Managers’ appointment hereunder is not an agreement by the Joint Dealer Managers to underwrite, place or purchase any securities or otherwise provide any financing.

5	Appointment as Joint Dealer Managers

5.1	Appointment: The Offeror agrees to appoint each of the Joint Dealer Managers as exclusive joint dealer managers in connection with the Invitation in accordance with this Agreement and the terms of the Invitation as set forth in the Tender Offer Memorandum and agrees that it will not appoint any other person in connection with the Invitation to carry out the services specified in this Agreement. Each Joint Dealer Manager accepts its appointment as exclusive joint dealer manager in connection with the Invitation and each Joint Dealer Manager agrees severally and not jointly (to the extent permitted by applicable law) to perform, in accordance with its customary practices, the following services in connection with the Invitation:

5.1.1	use its reasonable endeavours subject to applicable law to identify and contact Noteholders, present the Invitation to them on behalf of the Offeror (including making copies of the Tender Offer Memorandum and any Additional Materials available to such Noteholders). It is agreed that the Offeror has given full authority to each Joint Dealer Manager to identify and contact, by such means as the relevant Joint Dealer Manager considers necessary or desirable acting reasonably (but subject to applicable law), Noteholders including, without limitation, communicating with the Tender Agent;

5.1.2	make such employees as the Joint Dealer Managers consider reasonably necessary available at all reasonable times during working hours in the relevant country to answer queries from, and provide additional information to, Noteholders in connection with the Invitation;

5.1.3	provide assistance as and when requested by the Offeror in relation to any decision to re-open, amend, terminate, shorten or extend the Invitation;

5.1.4	make or arrange for the making of such announcements as are agreed between the parties on behalf of the Offeror in connection with the Invitation; and

5.1.5	provide such other assistance and undertake such other duties as are customarily performed by financial institutions in connection with tender offers of a like nature in connection with the Invitation as the Offeror may reasonably request and is agreed to in writing by the Joint Dealer Managers provided however, that the Joint Dealer Managers’ services shall not include the giving of tax, legal, investment, regulatory, accountancy or other specialist or technical advice.

5.2	Offer Restrictions: Each Joint Dealer Manager severally agrees that all actions taken by it as Joint Dealer Manager have complied and will comply in all material respects with (a) the restrictions contained in the section headed “Offer and Distribution Restrictions” in the Tender Offer Memorandum and (b) the applicable laws in Germany, Austria, Ireland and Denmark based on advice from local counsel engaged by the Joint Dealer Managers, provided however, that the Offeror agrees to reimburse the reasonable fees and disbursements of such local counsel.

5.3	Beneficial Ownership: Each Joint Dealer Manager, in its sole discretion, may continue to own or dispose of, in any manner it may elect, any Notes it may beneficially own at the date hereof or hereafter acquire, in any such case subject to applicable law and, in particular, each Joint Dealer Manager has no obligation to the Offeror pursuant to this Agreement, or otherwise, to offer to sell or refrain from offering to sell, Notes beneficially owned by it in connection with the Invitation.

5.4	Publicity: From and including the date hereof, the Offeror agrees that it will not file or publish any material (including any notice, advertisement, press release or similar information) in connection with the Invitation that uses the name “Merrill Lynch International”, “Bank of America Merrill Lynch”, “BofA Merrill Lynch”, “Citigroup Global Markets Limited”, “Citi”, “HSBC Bank plc”, “HSBC”, “Banco Santander, S.A.”, “Santander” or otherwise refers to any of the Joint Dealer Managers or their respective relationships with the Offeror, without such Joint Dealer Manager’s prior written consent to the form of such reference (such consent not to be unreasonably withheld or delayed). Each Joint Dealer Manager agrees severally and not jointly that prior to the Settlement Date it shall not issue any press release or cause any notice, advertisement or similar information relating to the Invitation to be published without the prior written consent of the Offeror (such consent not to be unreasonably withheld or delayed) and shall notify the Offeror prior to its taking any such action on or after the Settlement Date.

5.5	Outcome of Invitation: The Offeror agrees that the Joint Dealer Managers will have no responsibility to it for the results or outcome of any discussions relating to the Invitation.

5.6	Services by Third Parties: No Joint Dealer Manager has any liability in respect of any services or advice provided to the Offeror by persons other than itself. However, each Joint Dealer Manager will be entitled to rely upon any information which is made publicly available by the Offeror or the Issuer without having any responsibility to verify such information.

6	Compensation

6.1	Fee: The Offeror will pay to the Joint Dealer Managers on the Settlement Date a fee of €1 for each €1,000 nominal amount of Notes purchased pursuant to the Invitation in respect of the services provided by the Joint Dealer Managers hereunder, such fee to be divided equally between the Joint Dealer Managers.

6.2	General Expenses: Whether or not Notes are offered for sale by Noteholders, the Offeror shall pay or cause to be paid to the Joint Dealer Managers:

6.2.1	all expenses reasonably incurred in the preparation, printing, mailing and publishing of the Tender Offer Memorandum, any Additional Materials, this Agreement and any other materials and information relating to the Invitation;

6.2.2	all advertising charges reasonably incurred in connection with the Invitation;

6.2.3	all costs reasonably incurred in the publication of notices and other communications with Noteholders reasonably necessary in connection with the Invitation; and

6.2.4	all other expenses reasonably incurred by the Joint Dealer Managers in connection with the performance of their obligations hereunder in connection with the Invitation, including, without limitation, their reasonable out of pocket expenses and fees and disbursements of Cleary Gottlieb Steen & Hamilton LLP, their legal counsel; provided, however, that the fees of such counsel shall not exceed $90,000 in the aggregate in connection with the Invitation, plus value added tax (“VAT”), if any, and all other costs and expenses incidental to the performance of their obligations hereunder and in connection with the Invitation, including those related to marketing conducted in connection therewith.

6.3	Offeror’s Expenses: The Offeror shall be responsible for all of its own fees, expenses and other costs incurred in connection with the Invitation including, without limitation, its own legal fees plus VAT, any accounting and auditors’ fees and expenses and any of the items referred to in Clause 6.2.

6.4	Payment: All payments under this Agreement shall be made in accordance with the payment instructions of the Joint Dealer Managers on the due date for payment or within 10 calendar days of the invoice, as the case may be; provided that, subject to making such payment in accordance with the relevant payment instructions, the Offeror shall not be obliged to check the application of such payment as between the Joint Dealer Managers.

6.5	Taxes: All amounts payable under this Agreement are exclusive of VAT, sales and any similar taxes which may be payable on those payments, which will be invoiced to, or otherwise payable by, the Offeror. All payments under this Agreement shall be made in full without set-off, condition, restriction, counterclaim, deduction or withholding, save as required by applicable law. If the Offeror shall be required by applicable law to make any set-off, condition, restriction, counterclaim, deduction or withholding from any payment under this Clause 6, it shall increase any payment due hereunder to such amount as may be necessary to ensure that the Joint Dealer Managers receive and retain (free from any liability in respect of such set-off, condition, restriction, counterclaim, deduction or withholding) a net amount equal to the full amount which it would have received and retained had payment not been made subject to such set-off, condition, restriction, counterclaim, deduction or withholding.

7	Representations and Warranties

The Offeror (in respect of itself and the Invitation only) represents, warrants and (where applicable) agrees with each Joint Dealer Manager, on each of the date hereof and the Settlement Date and each day falling between the date hereof and the Settlement Date, as follows:

7.1	Incorporation: The Offeror is duly incorporated and validly existing under the laws of Mexico with full power, capacity and authority to own or lease its property and assets, to conduct its business in those jurisdictions in which business is conducted by it, to enter into this Agreement, to perform its obligations under the Invitation, to undertake all actions contemplated in the Tender Offer Memorandum and Additional Materials and this Agreement to be taken by the Offeror and is lawfully qualified to do business in those jurisdictions in which business is conducted by it, save where failure to do so would not have a material adverse effect on the Invitation or the enforceability of this Agreement by the Dealer Managers.

7.2	Validity of Contracts: This Agreement, the Tender Agent Engagement Letter, the Invitation, and the performance of the Offeror’s obligations hereunder and thereunder have been duly authorised by all necessary corporate action on the part of the Offeror, and each of this Agreement and the Tender Agent Engagement Letter has been duly executed and delivered by the Offeror, and creates legal, valid and binding obligations of the Offeror enforceable against it in accordance with their respective terms, subject to the laws of bankruptcy and other laws affecting the rights of creditors generally.

7.3	Invitation Materials: The Tender Offer Memorandum and any Additional Materials prepared by the Offeror:

7.3.1	comply in all material respects with all applicable requirements of the laws of those jurisdictions in which solicitations of offers to sell are or will be made pursuant to the Invitation;

7.3.2	contain all information which is material in the context of the Invitation and such information is true and accurate in all material respects and not misleading;

7.3.3	do not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading;

7.3.4	do not contain any material information which is not available to the public; and

7.3.5	contain opinions and intentions which are honestly held and have been reached after considering all relevant circumstances, based on reasonable assumptions and are not misleading in any material respect, and all reasonable enquiries have been made to ascertain or verify the foregoing.

7.4	No Compensation: None of the Offeror, its subsidiaries or affiliates has paid or agreed to pay to any person (other than the Joint Dealer Managers and the Tender Agent) any compensation for the solicitation of offers to sell the Notes from Noteholders pursuant to the Invitation (except as contemplated by this Agreement).

7.5	Stabilisation: None of the Offeror, its subsidiaries or affiliates has taken (other than as envisaged by, and disclosed in, the Tender Offer Memorandum), directly or indirectly, any action designed to cause or to result in, or that has constituted or that might reasonably be expected to constitute the manipulation of the price of any security of the Issuer to facilitate the Invitation or encourage offers to sell by Noteholders.

7.6	Consents: No consent, approval or authorisation of, or registration, filing or declaration with, any court, regulatory authority, governmental agency or stock exchange or any other person is required in connection with the execution, delivery or performance by the Offeror of this Agreement, the Tender Agent Engagement Letter or in connection with the conduct and consummation of the Invitation (including, without limitation, the distribution of the Tender Offer Memorandum and any Additional Materials), except such as have been received or, as the case may be, will be received prior to the date hereof in accordance with sub-clause 9.1.1 below.

7.7	Compliance: The execution, delivery and performance by the Offeror of this Agreement and the Tender Agent Engagement Letter, the making and consummation of the Invitation and any other transactions relating to the Invitation, and the compliance by the Offeror with the terms of the Invitation and this Agreement and the Tender Agent Engagement Letter do not and will not:

7.7.1	contravene, result in any breach of, or constitute a default under, any indenture, mortgage, constitutional documents, deed of trust, loan, purchase or credit agreement, lease, corporate charter or by-laws, or any other material agreement or instrument to which the Offeror or Issuer is bound or by which it or any of its properties may be bound;

7.7.2	conflict with or result in a breach of any of the terms, conditions or provisions of any order, judgment, decree, or ruling of any domestic or foreign court, arbitrator or governmental authority having jurisdiction over the Offeror or Issuer or their property; or

7.7.3	violate any provision of any statute or other rule or regulation of any governmental authority applicable to the Offeror or Issuer,

save where it would not have a material adverse effect on the Company, the Invitation or the enforceability of this Agreement by the Dealer Managers.

7.8	Taxes: There are no stamp or other issuance or transfer taxes or duties or other similar fees or charges required to be paid in connection with the execution and delivery of this Agreement or the Tender Agent Engagement Letter or the conduct and consummation of the Invitation.

7.9	Information: The Offeror is not aware of any fact or circumstance (other than as envisaged by, and disclosed in, the Tender Offer Memorandum) which, if made public, might reasonably be expected to have a significant effect on the price or value of the Notes.

7.10	Litigation: Except as has been publicly disclosed by the Offeror at or prior to the execution time of this Agreement, neither the Offeror or Issuer (i) is engaged (whether as defendant or otherwise) in, nor does the Offeror have knowledge of the existence of, any legal, arbitration, administrative, government or other proceedings or any such proceedings which are pending, threatened or contemplated the result of which might have or have had a material adverse effect on the Offeror’s or Issuer’s unconsolidated or, if applicable, consolidated financial condition, results of operations or business and (ii) has not taken any action nor have, to the best of the Offeror’s knowledge and belief, any steps been taken or legal proceedings commenced for the Offeror’s or Issuer’s winding up or dissolution, nor are such steps pending or contemplated.

7.11	No Material Change: Except as has been publicly disclosed by the Offeror at or prior to the execution time of this Agreement, since the date of the last audited consolidated financial statements of the Offeror or Issuer, there has been no material adverse change, and no development or event involving a prospective material adverse change of which the Offeror is aware, or might reasonably be expected to be aware, after making all reasonable enquiries, in the financial or trading condition or prospects, results of operations, business or general affairs of the Offeror and its subsidiaries, whether or not arising in the ordinary course of business.

7.12	Events of Default: No event has occurred or circumstance arisen (other than as envisaged by, and disclosed in, the Tender Offer Memorandum) which might (whether or not with the giving of notice and/or the passage of time and/or the fulfilment of any other requirement) constitute an event described under “Events of Default” in the terms and conditions of the Notes.

7.13	Sufficient Funds: The Offeror will have, at the time it becomes obliged pursuant to the terms of the Invitation to purchase Notes offered for sale pursuant to the Invitation, sufficient funds to enable it to pay, and the Offeror hereby agrees that it will pay promptly, in accordance with the terms and conditions set out in the Tender Offer Memorandum, the Tender Agent Engagement Letter and this Agreement, the relevant purchase price including any accrued and unpaid interest up to, but excluding, the Settlement Date for all Notes in respect of which the Offeror has accepted offers to sell Notes, and that the Offeror may be required to purchase and pay for pursuant to the Invitation, and the fees and expenses payable hereunder and thereunder.

7.14	Sanctions: Neither the Offeror nor any of its subsidiaries nor, to the knowledge of the Offeror, any director, officer, agent, employee or affiliate of the Offeror or any of its subsidiaries are currently subject to any Sanctions.

7.15	Bribery: Neither the Offeror nor any of its subsidiaries nor, to the knowledge of the Company, any director, officer, agent, employee or affiliate of the Offeror, has used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity; made any direct or indirect unlawful payment to any foreign or domestic government official or employee from corporate funds; violated or is in violation of any provision of the U.S. Foreign Corrupt Practices Act of 1977 or the UK Bribery Act 2010; or made, offered or promised to make, or authorised the payment or giving of any bribe, rebate, payoff, influence payment, facilitation payment, kickback or other unlawful payment or gift of money or anything of value prohibited under the U.S. Foreign Corrupt Practices Act of 1977 or the UK Bribery Act 2010.

7.16	Money Laundering: The operations of the Offeror and its subsidiaries are and have been conducted at all times in compliance with applicable financial record keeping and reporting requirements and money laundering statutes in England and of all jurisdictions in which the Offeror and its subsidiaries conduct business, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any governmental agency (collectively, “Money Laundering Laws”) and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Offeror or any of its subsidiaries with respect to Money Laundering Laws is pending and, to the best of the Offeror’s knowledge, no such actions, suits or proceedings are threatened.

8	Undertakings by the Offeror

8.1	The Offeror undertakes with the Joint Dealer Managers as follows:

8.1.1	the Offeror will take full responsibility for the accuracy and the completeness of any information disseminated to the Noteholders by the Joint Dealer Managers with the prior consent of the Offeror and acknowledges that none of the Joint Dealer Managers, the Tender Agent or any of their respective directors, employees or affiliates assumes any responsibility for the accuracy or completeness of the information concerning the Invitation or the Issuer or any of its affiliates contained in the Additional Materials or for any failure by the Offeror to disclose events that may have occurred and may affect the significance or accuracy of the information in the Additional Materials;

8.1.2	the Offeror will, if necessary, produce such amendments and/or supplements to the Tender Offer Memorandum and any Additional Materials as may be required to ensure compliance with its obligations under this Agreement and (if required) will file any such amendments or supplements with the appropriate authority in accordance with any timeframes prescribed by such authority;

8.1.3	the Offeror and Issuer will provide or give access to the Joint Dealer Managers to all information which the Offeror reasonably considers to be material to discussions the Joint Dealer Managers may have with the Noteholders in accordance with the performance of the services hereunder;

8.1.4	the Offeror and Issuer will provide the Joint Dealer Managers with such access to the directors and management of the Offeror and Issuer for the purposes of the discussions with Noteholders as the Joint Dealer Managers may reasonably require;

8.1.5	the Offeror will furnish to the Joint Dealer Managers, without charge, during the period beginning on and including the date hereof and continuing to, and including, the Settlement Date, the Tender Offer Memorandum, any Additional Materials and any amendments and supplements thereto in electronic form as the Joint Dealer Managers may reasonably request (or in such other form as may be agreed between the Issuer and the Joint Dealer Managers from time to time);

8.1.6	the Offeror will not amend or supplement the Tender Offer Memorandum or any Additional Materials without giving prior notice thereof to and consulting with the Joint Dealer Managers;

8.1.7	the Offeror will not withdraw, rescind or modify the terms of the Invitation without giving prior notice thereof to and consulting with the Joint Dealer Managers;

8.1.8	the Offeror will, as any such taxes or duties become due and payable, pay all stamp, registration and other taxes and duties which may be payable upon or in connection with the Invitation or the execution of this Agreement or the Tender Agent Engagement Letter;

8.1.9	the Offeror will deliver, or procure the delivery of, a notice of the Invitation to Noteholders on the date hereof and a copy of the Tender Offer Memorandum to Noteholders upon their request during the period beginning on and including the date hereof and continuing to, and including, the Settlement Date, subject always to the restrictions set out in the section headed “Offer and Distribution Restrictions” in the Tender Offer Memorandum;

8.1.10	the Offeror will comply in all material respects with all applicable laws and regulations in connection with the Invitation and the transactions contemplated hereby and thereby;

8.1.11	the Offeror will obtain all consents and approvals required for the Invitation and conduct and consummation of the transactions contemplated thereby;

8.1.12	the Offeror will not, and will procure that its subsidiaries and affiliates will not, purchase any Notes in the open market or otherwise during the period beginning on and including the date hereof and continuing to, and including, the Settlement Date;

8.1.13	the Offeror will promptly inform the Joint Dealer Managers of any litigation or administrative action involving it or the Issuer, and relating to or involving the Invitation, of which it is aware and which might be material in the context of the Invitation;

8.1.14	the Offeror will promptly upon becoming aware of the occurrence thereof, notify each Joint Dealer Manager of any breach of the representations and warranties, undertakings, agreements and indemnities given by it in this Agreement;

8.1.15	if at any time the Offeror or Issuer is in possession of any price-sensitive information that is not publicly available and that is material to Noteholders in the context of the Invitation, the Offeror will promptly ensure that such price-sensitive information is disclosed publicly in accordance with and within any time limits of any applicable law or regulation; and

8.1.16	it will notify the Joint Dealer Managers (i) promptly of the occurrence of any event, or the discovery of any fact, the occurrence or existence of which would require the making of any change in or supplement to any of the Additional Materials then being used or would cause any representation or warranty contained in this Agreement to be untrue or inaccurate or could cause the Offeror to wish to extend, re-open, amend, waive any condition of or terminate the Invitation, (ii) of the issuance by any governmental or regulatory authority of any comment or order or the taking of any other action concerning the Invitation promptly after having become aware thereof or (iii) of any material developments in connection with the Invitation, including, without limitation, the commencement of any legal proceedings concerning the Invitation, promptly after having become aware thereof.

8.2	The Offeror acknowledges and agrees that (i) each Joint Dealer Manager has been retained solely to provide the services set forth herein, and in rendering such services each Joint Dealer Manager shall act as an independent contractor and any duties arising out of its engagement hereunder shall be owed solely to the Offeror; (ii) each of the Joint Dealer Managers is a securities firm engaged in securities trading and brokerage activities and providing investment banking and financial advisory services and, in the ordinary course of business, each Joint Dealer Manager may at any time hold long or short positions, trade or otherwise effect transactions, for its own account or the accounts of customers, in debt or equity securities of the Offeror, its affiliates or other entities that may be involved in the transactions contemplated hereby and continue to pursue any of its business interests and activities without any specific prior disclosure to the Offeror and shall not be required to account for or disclose to the Offeror any profit, charge, commission or other remuneration arising in respect of such transactions; (iii) the Joint Dealer Managers may from time to time perform various investment banking, commercial banking, financial advisory and fiduciary services for other clients and customers who may have conflicting interests with respect to the Offeror and its affiliates or the Invitation; (iv) none of the Joint Dealer Managers is an adviser as to legal, tax, investment, accounting or regulatory matters in any jurisdiction and the Offeror must consult with its own advisers concerning such matters and will be responsible for making its own independent investigation and appraisal of the transactions contemplated hereby, and none of the Joint Dealer Managers shall have any responsibility or liability to the Offeror with respect to any advice given as to legal, tax, investment, accounting or regulatory matters; (v) each Joint Dealer Manager is acting solely pursuant to a contractual relationship with the Offeror on an arm’s length basis with respect to the Invitation (including in connection with determining the terms of the Invitation and not as a financial adviser or as an agent of the Offeror or a fiduciary to the Offeror or any other person; (vi) the obligations of the Joint Dealer Managers under this Agreement are several and not joint; and (vii) the Offeror is acting for its own account in connection with the Invitation, and is capable of assessing the merits of, understanding (on its own behalf or through independent professional advice) and assuming the risks of, the Invitation and the transactions contemplated hereby and thereby.

9	Conditions Precedent

9.1	The obligations of the Joint Dealer Managers under this Agreement are at all times conditional upon:

9.1.1	Consents: prior to the date hereof, all relevant consents, approvals or authorisations of, or registrations, filings or declarations with, any court, regulatory authority, governmental agency or stock exchange or any other person required in connection with the execution, delivery or performance by the Offeror of its obligations under this Agreement or in connection with the conduct and consummation of the Invitation (including, without limitation, the distribution of the Tender Offer Memorandum and any Additional Materials) shall have been obtained by the Offeror and remain in full force and effect;

9.1.2	Further Information: prior to the Settlement Date, the Offeror shall have delivered to the Joint Dealer Managers such further information, certificates and documents as the Joint Dealer Managers may reasonably request relating to the Invitation or otherwise relating to the matters contemplated hereby;

9.1.3	No Event of Default: prior to the Settlement Date, no event shall have occurred or circumstances shall have arisen that might (whether or not with the giving of notice, passage of time and/or fulfilment of any other requirement) constitute an Event of Default, as such term is defined in the terms and conditions of the Notes;

9.1.4	Legal Opinions: prior to the date hereof and the Settlement Date, as the case may be, the Offeror shall have delivered to the Joint Dealer Managers a legal opinion in such form and with such content as the Dealer Managers may reasonably require, as to the laws of Mexico;

9.1.5	Documentation: prior to the date hereof and the Settlement Date, the Tender Agent Engagement Letter shall have been duly executed by all parties thereto and the Offeror shall have delivered to the Joint Dealer Managers a copy of each of the executed Tender Agency Agreement, the final Tender Offer Memorandum and any other Additional Materials;

9.1.6	Process Agent Acceptance and Power of Attorney: confirmation that the agent appointed to receive service of process on behalf of the Offeror pursuant to this Agreement has accepted its appointment (pursuant to an appointment and acceptance letter) and that an irrevocable power of attorney executed before a Mexican notary public, appointing such agent as its agent for service of process, has been granted; and

9.1.7	Internal Authorisations of the Offeror: certified copies of constitutive documents of the Offeror and internal authorisations of the Offeror authorising the Invitation, the distribution of the Invitation Memorandum and any Additional Materials and the execution of this Agreement and the Tender Agent Engagement Letter.

9.2	Compliance: If:

9.2.1	any of the conditions specified in this Clause 9 shall not have been fulfilled in all material respects when and as provided in this Agreement; or

9.2.2	any of the representations, warranties undertakings or agreements given or made by the Offeror set forth herein is untrue or is breached,

this Agreement and all obligations of the Joint Dealer Managers hereunder may be cancelled at, or at any time prior to, the Settlement Date by the Joint Dealer Managers.

10	Indemnification

The Offeror undertakes and agrees with each of the Joint Dealer Managers that, if any of the Joint Dealer Managers or any Related Party of that Joint Dealer Manager, or all of them as the case may be, incurs any Loss arising out of, in connection with or based upon (i) any actual or alleged breach of any of the terms of, or any of the representations, warranties and/or undertakings given pursuant to, this Agreement, the Invitation, or any untrue or misleading or allegedly untrue or misleading statement or any omission or alleged omission from the Tender Offer Memorandum or any Additional Materials or (ii) otherwise as a result of or in relation to or alleged to arise out of or, as a result of, in relation to, in connection with or based upon, the Invitation, the transactions contemplated by this Agreement or the engagement of, and services performed by, the Joint Dealer Managers under this Agreement, the Offeror shall pay to such Joint Dealer Manager on demand an amount equal to such Loss on an after tax basis. None of the Joint Dealer Managers shall settle any claim against it involving the incurrence of any such Loss without the prior written consent of the Offeror (such consent not to be unreasonably withheld or delayed). None of the Joint Dealer Managers shall have any duty or other obligation, whether as fiduciary or trustee, for any of its Related Parties or otherwise, to recover such payment or to account to any other person (other than the Offeror) for any amounts paid to it under this Clause 10 except as required by law or a court of competent jurisdiction.

11	Non-disclosure

No party to this Agreement shall disclose the provisions of this Agreement to any other person (other than its professional advisers) without the prior written consent of each other party (such consent not to be unreasonably withheld or delayed), unless a party reasonably determines that the failure to make such disclosure would violate applicable law or regulation or is required to be disclosed by applicable law or regulation (including pursuant to any securities laws or listing requirements) in which case that party shall, as soon as reasonably practicable in advance thereof, notify each other party of the proposed disclosure and the reasons therefor.

12	Termination

This Agreement shall terminate (i) on the Settlement Date or (ii) upon written notice by the Offeror to the Joint Dealer Managers to terminate this Agreement at any time in the event that they decide not to proceed with the Invitation or (iii) upon withdrawal by the Joint Dealer Managers as a result of the failure of any of the conditions to the obligations of the Joint Dealer Managers set out in Clause 9 or (iv) (subject to the right of the Joint Dealer Managers in their discretion to waive any such breach), upon breach of any of the Offeror’s representations, warranties, agreements or covenants herein or (v) if since the date of this Agreement, there has been, in the opinion of the Joint Dealer Managers, a change in national, international, financial, political or economic conditions as would in their view (acting together) be likely to prejudice materially the success of the Invitation, in each case subject to Clause 13.

13	Survival of Representations and Obligations

The respective agreements, representations, warranties and indemnities of the Offeror, or its officers, and of the Joint Dealer Managers set forth in or made pursuant to this Agreement shall continue in full force and effect notwithstanding the constructive knowledge of any Joint Dealer Manager with respect to any of the matters referred to in the respective agreements, representations, warranties and indemnities set out above and shall survive any termination of this Agreement and the completion of the Invitation, regardless of any investigation made by or on behalf of the Offeror or the Joint Dealer

Managers or any of them. Without prejudice to the generality of the foregoing, the obligations of the Offeror pursuant to Clauses 6, 7, 8, 10 and 11 shall survive any termination or cancellation of this Agreement.

14	Communications

14.1	Communications: All communications shall be by fax, in writing delivered by hand or by telephone (to be promptly confirmed by fax, provided that any failure so to confirm shall not invalidate the original communication). Each communication shall be made to the relevant person at the fax number, address or telephone number, in the case of a communication by fax or in writing, marked for the attention of, and in the case of a communication by telephone made to, the person from time to time designated by that party to the others for the purpose. The initial email address, telephone number, fax number, address and person so designated by the Offeror and each Joint Dealer Manager are set out below.

14.2	Confirmations: A communication shall be deemed received (if by fax or email) when good receipt is confirmed by the recipient following enquiry by the sender, (if by telephone) when made and (if in writing) when delivered, in each case in the manner required by this Clause; provided that any communication that is received outside business hours or on a non-business day in the place of receipt shall be deemed received at the opening of business on the next following business day in such place. Each communication from the Offeror may only be revoked if the Joint Dealer Managers have not acted on it.

14.3	Addresses: All communications hereunder will be in writing and effective only on receipt and will be mailed, delivered or faxed:

If to the Offeror:

CEMEX, S.A.B. de C.V.

Av. Ricardo Margáin Zozaya #325

Colonia Valle del Campestre

Garza García, Nuevo León, México 66265

Fax: +5281-8888-4399

E-mail: roger.saldana@cemex.com

Attention: Legal Department

If to the Joint Dealer Managers:

Merrill Lynch International

2 King Edward Street

London EC1A 1HQ

United Kingdom

Fax: +44 20 7995 8582

Attention: Liability Management/John M. Cavanagh

Citigroup Global Markets Limited

Citigroup Centre

Canada Square

London E14 5LB

United Kingdom

Fax: +44 207 508 9090

Attention: European General Counsel

HSBC Bank plc

8 Canada Square

London E14 5HQ

United Kingdom

Fax: +44 207 992 4908

Attention: Liability Management Group

Banco Santander, S.A.

Ciudad Grupo Santander

Edificio Encinar,

Avenida de Cantabria s/n

28660, Boadilla del Monte,

Madrid, Spain

Fax: +34 91 257 13 76

Attention: Head of Debt Capital Markets

15	Successors

This Agreement will inure to the benefit of and be binding upon the parties hereto and their respective successors and no other person will have any right or obligation hereunder.

16	Assignment

The Offeror may not assign its rights or transfer its obligations under this Agreement, in whole or in part, without the prior written consent of the Joint Dealer Managers (such consent not to be unreasonably withheld or delayed). In the absence of such written consent, any purported assignment or transfer shall be void.

17	Counterparts

This Agreement may be executed in one or more counterparts, each of which shall constitute an original and all of which together shall constitute one and the same instrument.

18	Contracts (Rights of Third Parties) Act 1999

A person who is not a party to this Agreement has no rights under the Contracts (Rights of Third Parties) Act 1999 to enforce any term of the Agreement.

19	Governing Law and Jurisdiction

19.1	Governing law: This Agreement and any non-contractual obligations arising out of or in connection with it shall be governed by and construed in accordance with English law.

19.2	Jurisdiction:

19.2.1

The courts of England are to have exclusive jurisdiction to settle any disputes which may arise out of or in connection with this Agreement and accordingly any legal action or proceedings arising out of or in connection with this Agreement (“Proceedings”) may be brought in such courts. Each of the parties hereto expressly and irrevocably submits to the jurisdiction of such courts and waives any objection to Proceedings in such courts whether on the ground of venue or on the ground that the Proceedings have been brought in an inappropriate forum and wavies any right to which it may be entitled on account of place of residence or domicile.

19.2.2	The Offeror irrevocably appoints CEMEX UK at CEMEX House, Coldharbour Lane, Thorpe Egham, Surrey, TW20 8TD, United Kingdom as its authorised agent for service of process in England. If for any reason such agent shall cease to be such agent for service of process, the Offeror shall forthwith, on request of the Joint Dealer Managers, appoint a new agent for service of process in England and deliver to the Joint Dealer Managers a copy of the new agent’s acceptance of that appointment and an irrevocable power of attorney granted before a Mexican notary public as provided in Clause 9.1.6 above, within 30 days. Nothing in this Agreement shall affect the right to serve process in any other manner permitted by law.

19.2.3	To the extent that the Offeror has or hereafter may acquire any immunity (sovereign or otherwise) from jurisdiction of any court or from any legal process (whether through service or notice, attachment prior to judgment, attachment in aid of execution, or otherwise) with respect to itself or its property, the Offeror hereby irrevocably waives such immunity in respect of the transactions contemplated hereunder to the extent permitted by applicable law including, without limitation, (a) any immunity from jurisdiction it may have in any Proceedings in the courts of England, and (b) any immunity from attachment or execution to which its assets or property might otherwise be entitled in any Proceedings in the courts of England, and agrees that it will not claim any such immunity in any such Proceedings.

20	Miscellaneous

20.1	Time shall be the essence of this Agreement.

This Agreement has been entered into on the date signed at the beginning.

CEMEX, S.A.B. de C.V.

By:	/s/ José Antonio González Flores
José Antonio González Flores
Attorney-In-Fact

MERRILL LYNCH INTERNATIONAL

By:	/s/ John Cavanagh
John Cavanagh
Managing Director

CITIGROUP GLOBAL MARKETS LIMITED

By:	/s/ Jennifer Page
Jennifer Page
Delegated Signatory

HSBC BANK PLC

By:	/s/ Karl JS Allen
Karl JS Allen
Director

BANCO SANTANDER, S.A.

By:	/s/ Alberto Ramon
Alberto Ramon
Executive Director

By:	/s/ Luis Ordonez
Luis Ordonez
Managing Director

SIGNATURE PAGE TO DMA